UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2020 AND DETAILS OF ANNUAL GENERAL MEETING**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

SASOL'S REPORTING PUBLICATIONS FOR THE YEAR ENDED 30 JUNE 2020 AND DETAILS OF ANNUAL GENERAL MEETING

Integrated Report
Sasol's integrated report has been published on the Sasol website. It provides cross-references to a number of other reports that are available on the Sasol website at https://www.sasol.com/investor-centre/financial-reporting/annual-integrated-reporting-set

Sustainability and Climate Change reporting
Sasol's Sustainability Report and Climate Change Report provide additional information on Sasol's sustainability and climate change matters. The reports are available on the Sasol website.

Annual Financial Statements
Sasol's annual financial statements for the year ended 30 June 2020, on which PricewaterhouseCoopers Inc. expressed an unmodified opinion, were published on Monday, 17 August 2020 and do not contain any changes to the information published on the Stock Exchange News Service of the JSE Limited on Monday, 17 August 2020.

Annual general meeting
The annual general meeting (AGM) of shareholders of Sasol will be held entirely by way of electronic communication (in accordance with the provisions of clause 20.1.7 of the Sasol memorandum of incorporation read with section 63(2) of the Companies Act) at 10:00 on Friday, 20 November 2020, to transact the business stated in the notice of AGM.

The notice of AGM, incorporating a summary of the annual financial statements, will be published on the Sasol website and distributed to shareholders on or about Thursday, 22 October 2020.

The Board of Directors of Sasol (the Board) has determined, in accordance with section 59 of the Companies Act, No 71. of 2008 (the Act), that the record date by when persons must be recorded as shareholders in the securities register of the Company in order to be entitled to receive the notice of AGM, is Friday, 16 October 2020. The record date in order to be recorded in the securities register as a shareholder to be able to attend, participate in and vote at the AGM is Friday, 13 November 2020. The last date to trade in order to be able to be recorded in the securities register as a shareholder on the aforementioned record date is Tuesday, 10 November 2020

Copies of Sasol's integrated report, sustainability report, climate change report and the annual financial statements

Copies of the integrated report, sustainability report, climate change report and the annual financial statements of the Company can be obtained, without charge, by downloading a copy from the Company's website, www.sasol.com or by requesting a copy from Sasol Investor Relations by means of either:

- an e-mail to investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, South Africa.

24 August 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 August 2020

By: /s/ M M L Mokoka

Name: M M L Mokoka

Title: Company Secretary